Exhibit 99.1

Hydro One announces the Chatham to Lakeshore Transmission Line is on track to energize southwest Ontario a year ahead of schedule

By completing the line early, the Windsor-Essex region will benefit from increased reliability and resiliency, supporting the region’s clean energy future

Chatham-Kent, ON, November 3, 2023 – Today, Hydro One Networks Inc. (Hydro One) announced that the Chatham to Lakeshore Transmission Line is on track to be completed by the end of 2024, a full year ahead of schedule. By completing the project early, the company expects to reduce the cost of the project by approximately $15 million. This estimated $253 million investment will increase the reliability and resiliency of the entire electricity network in the Windsor-Essex region. The line will add approximately 400 megawatts of clean electricity to the region, which is enough power to supply a city the size of Windsor, supporting economic growth in agri-foods, clean energy supply chain and manufacturing.

The advancements on this project were made possible by:

Indigenous communities –As part of the company’s ongoing Reconciliation efforts, Hydro One has committed to building new partnerships with Indigenous communities. Through this approach, Hydro One and local Indigenous communities have and will continue to collaborate on project planning and advancement. As part of Hydro One’s industry leading First Nations Equity Model, five local First Nations will have the opportunity to invest in a 50 per cent equity ownership stake in the transmission line component of the project.

Residents and affected property owners – Early and meaningful engagement with the community allowed the company to integrate local needs into the project planning. Measures such as route refinements addressed community concerns, and the company was able to achieve voluntary land right agreements with all affected property owners along the corridor in a timely manner.

Provincial and municipal prioritization – As part of its planning process, the Independent Electricity System Operator (IESO) identified that energy demand in southwest Ontario is expected to quadruple by 2035. In 2019 and 2022, the Minister of Energy amended Hydro One’s transmission license to develop five new transmission lines to support growth in southwest Ontario. This consolidated approach to developing the new transmission lines has expedited development in the region and allowed Hydro One the certainty to advance its relationships with regulators, local communities, industry and businesses. The company also advanced procurement activities to mitigate against potential supply chain constraints.

“We’re grateful for the collaboration with so many in the planning, development and construction of this line. Working together with Indigenous communities, municipalities, local community members and organizations, landowners and farmers, and our construction teams has supported very efficient delivery,” said Andrew Spencer, Executive Vice President, Capital Portfolio Delivery, Hydro One. “The long-lasting partnerships we’ve developed have enabled us to work in a transparent and meaningful way and have been instrumental in accelerating the pace of this transmission line project. We remain focused on bringing tangible benefits through this line to the community, including more jobs, economic growth and reliable power.”

“To power economic development, industries in our region need access to reliable and resilient power” said Stephen MacKenzie, President and Chief Executive Officer, Invest WindsorEssex. “We’re pleased to see the progress Hydro One has made on this priority transmission project that will create new opportunities and attract investments in southwestern Ontario.”

Construction began in spring 2023 on the 49-kilometre, 230-kilovolt line between Chatham Switching Station in the Municipality of Chatham-Kent and the new Lakeshore Transformer Station in the Municipality of Lakeshore. This new transmission line is part of a network of infrastructure projects across southwest Ontario and the next step of a multi-phase approach that will unlock the electrification potential of Ontario’s economy. The line is now anticipated to be in service by December 2024. For more information about the project, please visit hydroone.com/chatham-to-lakeshore.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release and the application and investment plan to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Media can contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868.